                                                        Exhibit (b) (1)

CREDIT SUISSE FIRST BOSTON                    BANK OF AMERICA
Eleven Madison Avenue                         NATIONAL TRUST & SAVINGS
New York, New York  10010-3629                ASSOCIATION
                                              555 California Street
                                              San Francisco, California 94104


THE CHASE MANHATTAN BANK                      NATIONSBANK, N.A.
270 Park Avenue                               901 Main Street
New York, New York  10017                     Dallas, Texas 75202


                              February 15, 1998

Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, New York  11788
Attention: Peter A. Schwartz, Senior Vice President - Finance and Chief Financial Officer

               Re:  Amended and Restated Commitment Letter
                    Proposed Acquisition Credit Facilities

Ladies and Gentlemen:

          We understand that you (the "Borrower") intend to (a) form a corporation ("AcquisitionCo") to acquire (the "Acquisition") all of the issued and outstanding capital stock of a company which you have identified to us as "Saturn" ("Saturn") and (b) as promptly as is practicable following the consummation of the Acquisition, merge Saturn with and into AcquisitionCo, such that the surviving entity of such merger is a wholly-owned subsidiary of the Borrower (the "Merger"; together with the Acquisition, the "Transaction"). We further understand that the Acquisition may include an unsolicited (i.e. "hostile") tender offer for all of the issued and outstanding capital stock of Saturn.

          You have informed Credit Suisse First Boston ("CSFB"), Bank of America National Trust & Savings Association, The Chase Manhattan Bank and NationsBank, N.A. (collectively, the "Underwriters") that the total consideration for the Transaction (including transaction fees and expenses) will be approximately $12.6 billion and that a portion of such consideration will be financed through
(a) the issuance and sale by the Borrower of approximately $2.75 billion of senior notes (the "Senior Notes") of the Borrower and (b) existing cash on hand of not less than $100.0 million. We further understand that the Borrower will require up to $10.0 billion in senior credit facilities (the "Credit Facilities") in order to (w) finance the remainder of the consideration for the Transaction, (x) refinance certain existing indebtedness of the Borrower and its subsidiaries (after giving effect to the Transaction), (y) provide working capital for the Borrower and its subsidiaries and (z) pay fees and expenses in connection with the transactions contemplated hereby.

          CSFB is pleased to inform you of its commitment to provide up to $2.8 billion of the Credit Facilities and each other Underwriter is pleased to inform you of its commitment to provide up to $2.4 billion of the Credit Facilities. Attached as Exhibit A to this letter is a Statement of Terms and Conditions (the "Term Sheet") setting forth the principal terms and conditions on and subject to which each Underwriter is willing to make available its portion of the Credit Facilities. The commitments of the Underwriters hereunder are several (and not joint). It is a condition to commitment of each Underwriter hereunder that the portion of the Credit Facilities not being provided by such Underwriter shall be provided by the other Underwriters.

          This Amended and Restated Commitment Letter supersedes in all respects the Commitment Letter, dated February 4, 1998 (the "Original Letter"), from us to you with respect to the Transaction. From and after the date hereof, our commitments and agreements under the Original Letter shall be terminated and the Original Letter shall be of no further force and effect.

          The terms and conditions of commitments of the Underwriters hereunder and of the Credit Facilities are not limited to those set forth herein and in the Term Sheet, and any matters that are not covered by the provisions hereof and of the Term Sheet shall be subject to our mutual agreement. We shall be entitled, after consultation with you, to change the pricing, terms and structure of the Credit Facilities after March 15, 1998 if the syndication has not been completed and if we determine that such changes are advisable to insure a successful syndication of the Credit Facilities; provided that the total amount of the Credit Facilities remain unchanged.

          It is agreed that (a) CSFB will act as the sole Administrative Agent and Arranger for the Credit Facilities and (b) each other Underwriter (or an affiliate thereof) will act as a Syndication Agent (in such capacity, the "Syndication Agents") for the Credit Facilities. CSFB and the Syndication Agents shall develop with you a syndication strategy for the Credit Facilities and, in its capacity as arranger of the Credit Facilities, CSFB shall have the primary responsibility for coordinating the syndication of the Credit Facilities. No additional agents or co-agents or arrangers shall be appointed without the prior written consent of the Administrative Agent and the Syndication Agents. You hereby agree that, in providing the services contemplated by this letter, the Administrative Agent and each Syndication Agent (and their respective affiliates) may share among themselves and with the Administrative Agent and the Syndication Agents (and their respective affiliates) such confidential or other information relating to the Borrower, its subsidiaries and investments and the Transaction as from time to time may be in their possession; provided that each recipient of such information shall agree to maintain the confidentiality thereof in accordance with its customary practice.

          The Administrative Agent and the Syndication Agents intend to syndicate the Credit Facilities to a group of financial institutions (together with the Underwriters, the "Lenders") identified by us in consultation with you. We currently intend to commence syndication efforts promptly upon your commencement of a tender offer for Saturn or, if earlier, the date upon which you enter into a definitive merger agreement with Saturn regarding the consummation of the Transactions (it being understood that we reserve the right to commence syndication earlier or later, if we so elect). You agree to assist us in forming any such syndicate and to provide the Underwriters and the other Lenders, promptly upon request, with all information reasonably requested by them to complete successfully the syndication, including, but not limited to,
(a) an information package for delivery to potential syndicate members and participants (the "Information Memorandum") and (b) information and projections (together with the assumptions utilized in preparing such projections) prepared by you or your advisers relating to the transaction described herein. You also agree to use your best efforts to ensure that our syndication efforts benefit from the existing lending relationships of the Borrower and, to the extent practicable, Saturn. You further agree to make appropriate senior officers and representatives of the Borrower and, to the extent practicable, Saturn available to participate in information meetings for potential syndicate members and participants at such times and places as the Administrative Agent (in consultation with the Syndication Agents) may reasonably request.

          You represent and warrant and covenant that:

          (a) all information (other than any financial projections contemplated by clause (b) below) which has been or is hereafter made available to the Administrative Agent or any Syndication Agent by you or any of your representatives in connection with the transaction contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and

          (b) all financial projections that have been or are hereafter prepared by you or on your behalf and made available to the Administrative Agent, any Underwriter or any other participant in the Credit Facilities have been or will be prepared in good faith based upon assumptions believed by you to have been reasonable when made and disclosed therein.

We recognize that changes in the Borrower, Saturn and the Transaction may cause the representations and warranties made in clause (a) above to cease to be accurate. You hereby agree that you will promptly supplement the information and projections referred to in clauses (a) and (b) above from time to time until completion of the syndication so that the representations and warranties in the preceding sentence remain correct. In arranging and syndicating the Credit Facilities, the Administrative Agent and the Syndication Agents will use and rely on such information and projections without independent verification thereof.

          In connection with the syndication of the Credit Facilities, the Administrative Agent and the Syndication Agents may, in their discretion, allocate to other Lenders portions of any fees payable to them and the Underwriters in connection with the Credit Facilities. You agree that no Lender will receive any compensation of any kind for its participation in the Credit Facilities, except as expressly provided for in this letter or as we shall otherwise agree.

          The commitment of each Underwriter hereunder is subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting, or material adverse information with respect to, the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as a whole or of Saturn and its subsidiaries taken as whole, (b) our completion of and satisfaction in all respects with a due diligence investigation of publicly available information with respect to Saturn and its subsidiaries (it being understood that such due diligence shall be deemed to have been satisfactory to us and this condition shall be deemed to have been satisfied unless any of us notifies you in writing to the contrary on or prior to 5:00 p.m., New York City time, on Tuesday, February 24, 1998), (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of the Credit Facilities, (d) our satisfaction that prior to and during the syndication of the Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities (other than the Senior Notes) or bank financing by or on behalf of the Borrower, any affiliate or subsidiary thereof or, to the extent that you have control thereof, Saturn or any subsidiary thereof, (e) the negotiation, execution and delivery of definitive documentation with respect to the Credit Facilities satisfactory to the Underwriters and their counsel on or before April 30, 1998 and the occurrence of the initial borrowing of Term Loans under the Credit Facilities on or before the date which is 180 days after the earlier of (i) such execution and delivery and (ii) the date upon which you commence any tender offer relating to the Acquisition and (f) the other conditions set forth or referred to in the Term Sheet. Additionally, it shall be a condition to our respective commitments hereunder that (x) the definitive documents to be filed with the Securities and Exchange Commission with respect to the commencement of any tender offer shall be provided to us prior to the commencement of such tender offer and that all matters relating to the Credit Facilities and the financing of the Transaction shall be in form and substance reasonably acceptable to us and (y) we shall not be required to execute and deliver the definitive credit agreement prior to the date which is 20 business days after the commencement of our syndication efforts.

          The reasonable costs and expenses (including, without limitation, the fees and expenses of a single counsel to the Administrative Agent and the Syndication Agents, any appropriate local counsel and the syndication and other out-of-pocket expenses of the Administrative Agent and each Syndication Agent) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements shall be for your account. You further agree to indemnify and hold harmless the Administrative Agent, each Syndication Agent and each Lender (including the Underwriters) and each director, officer, employee, affiliate and agent thereof (each, an "indemnified person") against, and to reimburse each indemnified person, upon its demand, for, any losses, claims, damages, liabilities or other expenses ("Losses") to which such indemnified person may become subject insofar as such Losses arise out of or in any way relate to or result from the Transaction, this letter or the financing contemplated hereby, including, without limitation, Losses consisting of legal or other expenses incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such indemnified person is a party thereto); provided that the foregoing will not apply to any Losses to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of, or the breach of this Commitment Letter by, such indemnified person. The obligations of the Borrower under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination of this letter. None of the Administrative Agent, any Syndication Agent, any Underwriter or any other indemnified person shall be responsible or liable to any other person for consequential damages which may be alleged as a result of this letter or the financing contemplated hereby and neither any Underwriter nor any other indemnified person shall be responsible or liable for any damages which may be alleged as a result of its failure, in accordance with the terms of this letter, to provide the Credit Facilities.

          You acknowledge that each Underwriter and its respective affiliates (the term "Underwriter" being understood to refer hereinafter in this paragraph to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Underwriter will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by such Underwriter of services for other companies, and such Underwriter will not furnish any such information to other companies. You also acknowledge that such Underwriter has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by it from other companies.

          This Commitment Letter shall not be assignable by you without the prior written consent of each Underwriter (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be changed except pursuant to a writing signed by each of the parties hereto or thereto, as the case may be. This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

          You agree that neither this letter, nor any of its terms or substance, shall be disclosed, directly or indirectly, to any other person except (a) to Saturn, (b) to such of your employees, agents and advisers who are directly involved in the consideration of this matter, (c) as disclosure may be compelled in a judicial or administrative proceeding or as otherwise required by law and
(d) pursuant to your Press Release dated February 11, 1998; provided that you may freely disclose this letter, and its terms and substance, at any time following your acceptance hereof.

          The compensation, reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitment of any Underwriter hereunder.

          If you are in agreement with the foregoing, please sign and return to CSFB the enclosed copies of this letter by no later than Sunday, February 15, 1998. This offer shall terminate at such time unless prior thereto we shall have received signed copies of such letters.

          We look forward to working with you on this transaction.


                         Very truly yours,

     CREDIT SUISSE FIRST BOSTON         BANK OF AMERICA NATIONAL
                                        TRUST & SAVINGS ASSOCIATION

     By:  /s/ Ann F. Lopez
          -------------------------     By: /s/ Roger Fleischmann
          Name:  Ann F. Lopez               ------------------------
          Title:  Managing Director         Name:  Roger Fleischmann
                                            Title:  Vice President
     By: /s/ Marissa Harney
         -------------------------
         Name:  Marissa Harney
         Title:  Director


     THE CHASE MANHATTAN BANK           NATIONSBANK, N.A.


     By: /s/ B. J. Lillis               By: /s/ Sharon Ellis
         -------------------------          ------------------------
         Name:  B. J. Lillis                Name:  Sharon Ellis
         Title:  Managing Director          Title:  Vice President


     BANCAMERICA ROBERTSON STEPHENS


     By: /s/ Jane E. Rawles
         -------------------------
         Name:  Jane E. Rawles
         Title:  Vice President

Accepted and agreed to as of
the date first above written   :

COMPUTER ASSOCIATES INTERNATIONAL, INC.


By: /s/ Peter Schwartz
    -------------------------
    Name:  Peter Schwartz
    Title:  Senior Vice President


                           $10.0 Billion Credit Facilities

                          Statement of Terms and Conditions

                                  February 15, 1998

An acquisition vehicle ("AcquisitionCo") to be organized by Computer Associates International, Inc., a Delaware corporation (the "Borrower"), intends to acquire (the "Acquisition") all of the issued and outstanding capital stock of a company identified as "Saturn" ("Saturn") and, in connection therewith, to merge Saturn with and into AcquisitionCo (the "Merger"; together with the Acquisition, the "Transaction"). In order to finance the Transaction and the continuing operations of the Borrower and its subsidiaries, the Borrower will require up to $12.75 billion in financing, to be comprised of (a) $10.0 billion in senior credit facilities (the "Credit Facilities) and (b) $2.75 billion in senior notes (the "Senior Notes"). Set forth below is a statement of the terms and conditions for the Credit Facilities:

I.   Parties.

Borrower: Computer Associates International, Inc., a Delaware corporation (the
          "Borrower").

Guarantors:    All direct and indirect Material Subsidiaries (both before and after giving effect to the Transaction) of the Borrower from time to time (each, a "Guarantor"; together with the Borrower, the "Credit Parties") shall guarantee the Credit Facilities.

               For purposes hereof, the term "Material Subsidiary" shall mean AcquisitionCo and each other subsidiary of the Borrower which (a) holds any capital stock of the Borrower, (b) in the aggregate with its subsidiaries, has consolidated revenues for the trailing four quarters which are in excess of 1% of the consolidated revenues of the Borrower and its subsidiaries taken as a whole or
               (c) in the aggregate with its subsidiaries, has consolidated assets which are material to the business of the Borrower and its subsidiaries taken as a whole; provided, however, that no such guarantee shall be provided by any such subsidiary which is organized under the laws of a jurisdiction outside the United States if the giving of such guarantee would be reasonably likely to result in adverse tax consequences to the Borrower or to such subsidiary.

Administrative Agent
and Arranger:  Credit Suisse First Boston (in such capacity, the "Administrative
               Agent").

Syndication Agents: BancAmerica Robertson Stephens, Chase Securities Inc. and
                    NationsBanc Montgomery Securities LLC (the "Syndication Agents").

Underwriters:  Credit Suisse First Boston, Bank of America National Trust &
               Savings Association, The Chase Manhattan Bank and NationsBank, N.A. (the "Underwriters").

Lenders: A syndicate of banks, financial institutions and other entities, including the Underwriters (collectively, the "Lenders"), arranged by the Administrative Agent and the Syndication Agents.

II.  Type and Amount of Credit Facilities

1.   Interim Term Loan Facility

Type of Facility:   1-1/2-year senior, term loan facility in the amount of $3.0 billion (the "Interim Facility").

Availability:  The Interim Facility shall be available in two drawings, with the first such drawing to occur on the date upon which the conditions precedent to borrowing are satisfied (the "Closing Date") and the second drawing to occur on the date (which shall be not later than 120 days after the Closing Date) upon which the Merger is consummated. No borrowings shall be permitted under the Interim Facility unless the Senior Notes have been issued and sold or a backstopped bridge loan has been made, in either case having terms reasonably satisfactory to the Lenders.

Amortization:  The Interim Facility shall amortize in a single installment on the date which is 18 months after the date upon which the definitive Credit Documentation (as hereinafter defined) becomes effective (the "Effective Date").

Use of Proceeds:    The proceeds of the Interim Facility may only be applied to
                    (a) in the case of the initial drawing, (i) finance a portion of the consideration to be paid for the Transaction,
                    (ii) refinance certain outstanding indebtedness of the Borrower, Saturn and their respective subsidiaries and (iii) pay fees and expenses relating thereto and (b) in the case of the second drawing, (i) finance the consideration to be paid to shareholders upon the consummation of the Merger and
                    (ii) refinance certain outstanding indebtedness of Saturn and its subsidiaries.

2.   Tranche A Term Loan Facility

Type of Facility:   5-year senior, term loan facility in the amount of $4.5
                    billion (the "Tranche A Facility"; together with the Interim
                    Facility, the "Term Loan Facilities").

Availability:  The Tranche A Facility shall be available in two drawings, with the first such drawing to occur on the Closing Date and the second drawing to occur on the date (which shall be not later than 120 days after the Closing Date) upon which the Merger is consummated. No borrowings shall be permitted under the Tranche A Facility at any time when the Interim Facility has not been fully drawn.

Amortization:  The Tranche A Facility shall amortize in quarterly installments to be mutually agreed upon, with the final installment thereof being due and payable on the fifth anniversary of the Effective Date.

Use of Proceeds:    The proceeds of the Tranche A Facility may only be applied to (a) in the case of the initial drawing, (i) finance a portion of the consideration to be paid for the Transaction,
                    (ii) refinance certain outstanding indebtedness of the Borrower, Saturn and their respective subsidiaries and (iii) pay fees and expenses relating thereto and (b) in the case of the second drawing, (i) finance the consideration to be paid to shareholders upon the consummation of the Merger and
                    (ii) refinance certain outstanding indebtedness of Saturn and its subsidiaries.

3.   Revolving Credit Facility

Revolving Credit Facility:    5-year senior, revolving credit facility in the
                              amount of $2.5 billion (the "Revolving Credit
                              Facility"; together with the Term Loan Facilities, the "Credit Facilities").

Availability:  The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary of the Effective Date (the "Termination Date").

Letters of Credit:  A portion of the Revolving Credit Facility to be mutually agreed upon by the Borrower, the Syndication Agents and the Administrative Agent shall be available for the issuance of letters of credit (the "Letters of Credit") by Credit Suisse First Boston or such other Lender as may be mutually agreed upon by the Borrower and the Administrative Agent (the "Issuing Lender"). No Letter of Credit shall have an expiration date after the date which is five business days prior to the Termination Date. Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of loans under the Revolving Credit Facility) on the same business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans:   A portion of the Revolving Credit Facility not in excess of
                    $25.0 million shall be available for swing line loans (the
                    "Swing Line Loans") from Credit Suisse First Boston on same-day notice. Any such Swing Line Loans will reduce availability under the Revolving Credit Facility (other than for purposes of determining the commitment fee) on a dollar-for-dollar basis. Each Lender under the Revolving
                    Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each such Swing Line Loan.

Maturity: The Termination Date.

Purpose: The proceeds of the loans under the Revolving Credit Facility shall be used by the Borrower and its subsidiaries for working capital and other general corporate purposes (including, without limitation, for the same purposes as the Term Loan Facilities).

III. General Provisions.

Interest Rate Options:The Borrower may elect that all or a portion of the loans under the Credit Facilities (collectively, the "Loans"), bear interest at a rate per annum equal to:

                    (a) The higher of (1) the rate of interest publicly announced by Credit Suisse First Boston as its base lending rate for commercial loans in US Dollars in the United States and (2) the federal funds rate from time to time plus 0.5% (such highest rate, the "Base Rate"; the base lending rate is not intended to be the lowest rate charged by Credit Suisse First Boston to its borrowers) plus the Applicable Margin (as hereinafter defined) which is then in effect; or

                    (b) The rate (grossed-up for maximum statutory reserve requirements for eurodollar liabilities) reflected on the Telerate service (other similar service) as the "British Bankers' Association Settlement Rate" for eurodollar deposits for one, two, three or six (as selected by the Borrower)(the "Eurodollar Rate") plus the Applicable Margin which is then in effect.

                    For purposes hereof, the term "Applicable Margin" shall mean
                    (a) initially, 1-3/4% per annum in the case of Eurodollar Loans and 3/4 of 1% per annum in the case of Base Rate Loans and (b) for each day from and after the later of the date which is six months after the Closing Date and the date upon which the Interim Facility has been repaid in full, the rate per annum set forth below opposite the lowest public debt rating then in effect for the senior, unsecured, long-term indebtedness of the Borrower:



Credit Rating                             Applicable Margin



                                          Eurodollar            Base Rate Loans





S&P                           Moody's               Loans

BBB- or higher                Baa3 or higher        1-1/4%       1/4 of 1%

   BB+                           Ba1                1-1/2%       1/2 of 1%

BB or lower                   Ba2 or lower          1-3/4%       3/4 of 1%


Interest Payment Dates:  In the case of loans bearing interest based upon the
                         Base Rate ("Base Rate Loans"), in arrears on the last business day of each calendar quarter.

                    In the case of loans bearing interest based upon the Eurodollar Rate ("Eurodollar Loans"), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

                    In addition, any payment of principal of Loans (other than of Loans under the Revolving Credit Facility) shall be accompanied by interest then owing on the amount so paid.

Letter of Credit Fees:   The Borrower shall pay a commission on all outstanding
                         Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Credit Facility on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

                    A fronting fee equal to 1/4 of 1% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:       During the continuance of an Event of Default, outstanding
                    Loans will bear interest at the rate which is 2% over the rate otherwise applicable thereto.

Reserve Requirements;
Yield Protection:   The rate quoted as the Eurodollar Rate will be grossed-up
                    for the maximum reserve requirements prescribed for eurocurrency liabilities. In addition, the financing agreements will contain customary provisions relating to increased costs, capital adequacy protection, withholding and other taxes and illegality.

Commitment Fee:     The Borrower shall pay a commitment fee quarterly, in
                    arrears, on the average daily undrawn amount (without giving effect to any drawings of Swing Line Loans) of the Revolving
                    Credit Facility. Such commitment fee shall accrue at the rate equal to (a) initially, 3/8 of 1% per annum and (b) for each day from and after the later of the date which is six months after the Closing Date and the date upon which the Interim Facility has been repaid in full, the rate per annum set forth below opposite the lowest public debt rating then in effect for the senior, unsecured, long-term indebtedness of the Borrower:



Credit Rating                          Commitment Fee

   S&P                 Moody's

BBB- or higher     Baa3 or higher         1/4 of 1%

                                    4




BB+ or lower       Ba1 or lower           3/8 of 1%


Rate and Fee Basis: 360 days for actual days elapsed, in the case of calculation of the Eurodollar Rate and any rate based upon the Federal Funds Rate; otherwise, 365/6 days for actual days elapsed.

Optional Prepayments and
Commitment Reductions:   Loans may be prepaid and commitments may be reduced by
                         the Borrower without premium or penalty (but subject to Eurodollar breakage indemnities), in minimum amounts to be agreed upon. Any such optional prepayments of Term
                         Loans shall be made, first, to the Interim Facility and, second, to the Tranche A Facility.

Mandatory Prepayments
and Commitment
Reductions:         The Credit Facilities shall be reduced with (a) 100% of the net proceeds of asset sales by the Borrower and its subsidiaries (subject to a right of reinvestment and other exceptions to be mutually agreed upon), (b) 100% of the net proceeds from the incurrence of debt by the Borrower and its subsidiaries (other than certain working capital indebtedness for foreign subsidiaries and other exceptions to be mutually agreed upon) and (c) 100% of the net proceeds from the offering and sale of equity by the Borrower and its subsidiaries. All such reductions shall be applied, first, to prepay the Interim Facility, second, to prepay ratably the remaining installments of the Tranche A Facility and, third, to reduce the Revolving Credit Facility (and, to the extent necessary, to repay the loans and cash collateralize the Letters of Credit outstanding thereunder). In addition, the Interim Facility shall be reduced by the amount by which the aggregate principal amount of the Senior Notes exceeds
                    $2.75 billion.

                    Notwithstanding the foregoing, the mandatory prepayments and commitment reductions described above shall terminate upon the satisfaction of performance tests to be mutually agreed upon by the Borrower, the Syndication Agents and the Administrative Agent.

IV.  Certain Conditions

Conditions Precedent to
Closing and Initial
Advances:           The availability of the Credit Facilities shall be
                    conditioned upon satisfaction of, among other things, the following conditions precedent on or before (x) in the case of clause (a) below, April 30, 1998 and (y) otherwise, the date which is 180 days after the earlier of (i) the date upon which the definitive credit agreement with respect to the Credit Facilities is executed and delivered and (ii) the date upon which the Borrower commences a tender offer relating to the Acquisition:

                    (a) Each Credit Party shall have executed and delivered definitive financing documentation with respect to the Credit Facilities (the "Credit Documentation") satisfactory to the Administrative Agent and the Syndication Agents.

                    (b) AcquisitionCo shall have acquired (or, in the case of a tender offer, there shall have been validly tendered and AcquisitionCo shall have accepted for purchase) at least a majority of the issued and outstanding shares of common stock of Saturn (or such higher percentage of common and other capital stock as shall be required under the organizational documents of Saturn and applicable law in order to permit the Merger to be
                         consummated on or prior to the date which is 120 days after the Closing Date without the affirmative vote of any other holder of capital stock of Saturn) pursuant to, and in accordance with, documentation (including, without limitation, the definitive merger agreement) satisfactory to the Administrative Agent and the Syndication Agents, and no provision thereof shall have been waived, amended, supplemented or otherwise modified in a manner which could reasonably be expected to be materially adverse to the rights or interests of the Administrative Agent or the Lenders; the price per share to be paid in connection with the Transaction shall not exceed an amount to be mutually agreed upon by the Borrower, the Syndication Agents and the Administrative Agent; and the capital structure of each Credit Party after giving effect to the Transaction shall be in all respects satisfactory to the Administrative Agent and the Syndication Agents.

                         (c)other than the 2 for 1 stock split announced on February 2, 1998, there shall have been no material change in the capital stock of Saturn outstanding as of September 30, 1997; and the "Rights" (as defined in the Amended and Restated Rights Agreement, dated as of August 1, 1996, of Saturn) and any other "poison pill" rights of Saturn shall have been redeemed by the Board of Directors of Saturn or the Lenders shall be satisfied that they have been invalidated or otherwise will not be triggered.

                         (d) The Lenders, the Syndication Agents and the Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the Closing Date.

                         (e) All governmental and third party approvals necessary or reasonably requested by the Administrative Agent in connection with the Transaction, the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries (after giving effect to the Transaction) shall have been obtained and be in full force and effect; all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority (including, without limitation, any court acting in connection with a private litigation) which could reasonably be expected to restrain, prevent or otherwise impose material adverse conditions on the Transaction or the financing thereof; and the consummation of the Merger prior to the date which is 120 days after the Closing Date could not reasonably be expected to be restrained, prevented or otherwise subject to material adverse conditions (including, without limitation, any right of Saturn to redeem the capital stock to be purchased by the Borrower and/or AcquisitionCo with the proceeds of such borrowing) pursuant to Section 78.438 of the Nevada Revised Statutes, Section 78.3792 of the Nevada Revised Statutes or other applicable law (including, without limitation, any other provision of the Nevada Revised Statutes).

                         (f) The Lenders shall have received (i) audited consolidated financial statements of the Borrower and Saturn for the three most recent fiscal years ended prior to the Closing Date as to which such financial statements are available and (ii) satisfactory unaudited interim consolidated financial statements of the Borrower and Saturn for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available.

                         (g) The Lenders shall have received a satisfactory pro forma consolidated balance sheet of the Borrower as at the date of the most recent consolidated balance sheet delivered pursuant to the immediately preceding paragraph, adjusted to give effect to the consummation of the Transaction and the financings contemplated hereby as if such transactions had occurred on such date. The aggregate amount of indebtedness of the Borrower and its subsidiaries (immediately after giving effect to the consummation of the Transaction) shall not exceed an amount to be mutually agreed upon by the Borrower, the Syndication Agents and the Administrative Agent.

                         (h) The Lenders shall have received a business plan for each year prior to the final maturity of the Term Loan Facilities and a written analysis of the business and prospects of the Borrower and its subsidiaries for the period from the Closing Date through the final maturity of the Term Loan Facilities, each in form and substance reasonably satisfactory to the Administrative Agent and the Syndication Agents.

                         (i) The aggregate fees and expenses to be incurred in connection with the Transaction and the financing thereof shall not exceed an amount to be agreed upon by the Borrower, the Administrative Agent and the Syndication Agents.

                         (j) The Lenders shall have received such legal opinions (including opinions (i) from independent counsel to the Borrower and its subsidiaries, (ii) to the extent practicable, delivered to the Borrower by counsel to Saturn, accompanied by reliance letters in favor of the Lenders and (iii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request.

                         (k) All material existing credit facilities (subject to exceptions to be mutually agreed upon) of the Borrower and its subsidiaries shall have been paid in full and terminated.

Conditions Precedent to
All Advances:            The making of each extension of credit (including,
                         without limitation, the initial extension of credit) shall be conditioned upon (a) all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) being true and correct in all material respects and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

                         As used herein and in the Credit Documentation a "material adverse change" shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the Transaction, (b) the business, assets, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as a whole or of Saturn and its subsidiaries taken as a whole or (c) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.

V.   Representations, Warranties,
     Covenants and Events of Default

The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

Representations
and Warranties:          Accuracy of financial statements (including pro forma
                         financial statements); absence of material undisclosed liabilities; no material adverse change; corporate existence; compliance with law (including, without limitation, applicable Federal Reserve regulations and margin rules); corporate power and authority;
                         enforceability of Credit Documentation; no conflict with law or material contractual obligations; no material litigation not previously disclosed; no default; ownership of property; liens; intellectual property; taxes; ERISA; Investment Company Act;
                         subsidiaries; and accuracy of disclosure.


Affirmative Covenants:   Delivery of audited and unaudited financial statements,
                         reports, accountants' letters, officers' certificates and other information requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records;
                         notices of defaults, litigation and other material events; and compliance with environmental laws.
                         Certain of the affirmative covenants shall be subject to customary "baskets" and exceptions to be agreed upon by the Borrower, the Syndication Agents and the Administrative Agent.

Financial Covenants:     Minimum interest coverage ratio and maximum leverage
                         ratio (in each case with definitions and levels to be mutually agreed upon by the Borrower, the Syndication
                         Agents and the Administrative Agent).

Negative Covenants:      Limitations on: indebtedness (including preferred
                         stock, but excluding up to $3.0 billion in aggregate principal amount of publicly issued or privately placed senior notes or backstopped bridge loans to be issued on the Closing Date); liens; guarantee obligations;
                         mergers, consolidations, liquidations and dissolutions;
                         investments, loans and advances; dividends and other restricted payments; payments and modifications of the senior notes described above; modifications of the documentation relating to the Transaction in any manner which could adversely affect the rights or interests of the Administrative Agent or the Lenders; transactions with affiliates; changes in fiscal year; negative pledge clauses; and changes in lines of business conducted after giving effect to the Transaction.
                         Certain of the negative covenants shall be subject to customary "baskets" and exceptions to be agreed upon by the Borrower, the Syndication Agents and the Administrative Agent.

Events of Default:       Nonpayment of principal when due; nonpayment of
                         interest, fees or other amounts within 5 business days after the date when due; material inaccuracy of representations and warranties; violation of covenants
                         (subject, in the case of certain covenants, to a 30-day grace period); cross-default; bankruptcy; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee by any Credit Party; a change of control to be mutually agreed upon; and failure of the Merger to have been consummated on or prior to the date which is 120 days after the Closing
                         Date. Certain of the events of default shall include customary grace periods and/or baskets to be mutually agreed upon by the Borrower, the Syndication Agents and the Administrative Agent.

VI.  Certain Other Terms.

Voting: Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the Credit Facilities, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount, or extensions of the scheduled date of any scheduled installment or the final maturity, of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender's commitment and (iv) modifications to the pro rata provisions of the Credit Documentation,
                         (b) the consent of 80% in interest of the Lenders shall be required with respect to releases of all or substantially all of the Guarantors and (c) the consent of all Lenders shall be required with respect to modifications to any of the voting percentages.

Assignments
and Participations:      The Lenders shall be permitted to assign and sell
                         participations in their Loans and commitments, subject, in the case of assignments (other than to another
                         Lender or to an affiliate of a Lender), to the consent of the Administrative Agent and the Borrower (which consent in each case shall not be unreasonably withheld) and to the payment to the Administrative
                         Agent of a $3,500 registration and processing fee.
                         Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another
                         Lender or to an affiliate of a Lender), the minimum assignment amount shall be $5.0 million unless otherwise agreed by the Borrower and the Administrative
                         Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under "Voting" above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit Facilities only upon request of the relevant Lender and will be provided 45 days after the Closing Date.

Yield Protection:        The Credit Documentation shall contain customary
                         provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto.

Expenses and
Indemnification:         The Borrower shall pay (a) all reasonable out-of-pocket
                         expenses of the Administrative Agent and the Syndication Agents associated with the syndication of the Credit Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto
                         (including the reasonable fees, disbursements and other charges of a single counsel to the Administrative Agent and the Syndication Agents and any necessary local counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit
                         Documentation.

                         The Administrative Agent, the Syndication Agents and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Confidentiality:         No Lender shall disclose non-public information
                         provided to it pursuant to the credit documents which has been marked "confidential."

Governing Law and Forum: State of New York (including submission to New York jurisdiction and waiver of jury trial).

Counsel to the
Administrative Agent
and Syndication Agents.  Simpson Thacher & Bartlett.